14040399

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL
OMB Number 3235-0123
Expires March 31, 2016
Estimated average burden
Hours per response

SEC Mail Processing Section
MAR 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8 – 19348

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **FEBRUARY 1, 2013** AND ENDING **JANUARY 31, 2014**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

O'BRIEN & SHEPARD, INC.

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

400 West Main Street – Suite 2W

(City)	(State)	(Zip Code)
Freehold	**NJ**	**07728**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL PETRUCELLI **732-409-1400**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN,CPAsLLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, MICHAEL PETRUCELLI, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of O'BRIEN & SHEPARD, INC., as of JANUARY 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

President
Title

X ______________________
Notary Public

MARJORIE E. MORRIS
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES NOV. 20, 2016

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

O'BRIEN & SHEPARD, INC.
STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2014

ASSETS	
Cash and cash equivalents	$ 39,036
Due from broker	50,111
Office equipment - net of accumulated depreciation of $371,915 (Note 2d)	15,368
Other assets	27,791
Total assets	$ 132,306
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	56,305
Total liabilities	56,305
Commitments and Contingencies (Notes 4 & 5)	
Stockholders' equity (Note 6)	
Common stock, no par value, voting 2,500 shares authorized, 225 shares issued and outstanding.	75,000
Common stock, no par value, non-voting 500 shares authorized, 25 shares issued and outstanding.	
Additional paid-in capital	250,000
Retained earnings	(248,999)
Total stockholders' equity	76,001
Total liabilities and stockholders' equity	$ 132,306

The accompanying notes are an integral part of this statement.